UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMCOL INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

MA ACQUISITION INC.

a wholly owned subsidiary of

MINERALS TECHNOLOGIES INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class Of Securities)

02341W103

(CUSIP Number of Class of Securities)

Thomas J. Meek, Esq.

Senior Vice President, General Counsel, Human Resources, Secretary and Chief Compliance Officer

Minerals Technologies Inc.

622 Third Avenue

New York, New York 10017-6707

(212) 878-1800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Scott A. Barshay, Esq.

Andrew R. Thompson, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$1,556,412,255	$200,466

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $45.75 (i.e., the per share tender offer price) by (y) the sum of (a) 32,593,030, the number of shares of common stock issued and outstanding, plus (b) 936,333, the number of shares of common stock issued with respect to outstanding stock options, plus (c) 265,847, the number of shares of common stock to which stock appreciation rights were issued, plus (d) 129,300, the number of shares of common stock that were subject to restricted stock unit awards, plus (e) 95,430 phantom shares of common stock credited under a deferred compensation plan. The foregoing share figures have been provided by the issuer to the offerors and are as of March 13, 2014, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $200,466	Filing Party: Minerals Technologies Inc. and MA Acquisition Inc.

Form or Registration No.: Schedule TO	Date Filed: March 21, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Minerals Technologies Inc., a Delaware corporation (“MTI”), and (ii) MA Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of MTI. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 21, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (each a “Share”), of AMCOL International Corporation, a Delaware corporation (“AMCOL” or the “Company”), at a price of $45.75 per Share, net to the seller in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2014 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 11.	ADDITIONAL INFORMATION

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Amending and supplementing the second to last paragraph of Section 15—“Conditions of the Offer” of the Offer to Purchase by adding the following new sentence at the end of the paragraph:

“Such rights to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement are described above in Section 1—“Terms of the Offer,” Section 12—“The Transaction Agreements—The Merger Agreement” and this Section 15—“Conditions of the Offer.””

Amending and restating in its entirety the last sentence in Section 15—“Conditions of the Offer” of the Offer to Purchase to read as follows:

“The failure by MTI or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC.”

Amending and restating in its entirety the fourth paragraph of the section entitled “Antitrust—United States” in Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase to read as follows:

“Each of MTI and AMCOL filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer on March 25, 2014.”

Amending and restating in its entirety the section entitled “Antitrust—Other Jurisdictions” in Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase to read as follows:

“Other Jurisdictions:

Based on a review of the information currently available relating to the countries and businesses in which MTI and AMCOL are engaged, MTI and the Purchaser believe that mandatory antitrust merger control notification filings should also be made in Germany and Poland with the respective national antitrust authorities of these countries (the Federal Cartel Office (the “FCO”) in Germany and the Office of Competition and Consumer Protection (the “OCCP”) in Poland. Authorizations by the relevant merger control authorities in Germany, Poland and Turkey are conditions to the Offer in the Merger Agreement. The parties have determined that the transaction does not need to be notified to the Turkish merger control authority.

All notifications are required to be submitted pre-closing of the Merger.

Under German law, the FCO has one month to review the application from the date of a complete notification. The FCO may take an additional three months to further investigate the merits of the acquisition. The parties filed their application with the FCO on March 31, 2014.

Under Polish law, the OCCP has two months to review the application from the date of a complete notification. The parties filed their application with the OCCP on April 4, 2014.

In any case, the relevant merger control authorities may give their authorization before the end of the waiting periods as described above.

MTI and the Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2014

MA ACQUISITION INC.

By:	/s/ Thomas J. Meek
Name:	Thomas J. Meek
Title:	Senior Vice President, General Counsel

MINERALS TECHNOLOGIES INC.

By:	/s/ Thomas J. Meek
Name:	Thomas J. Meek
Title:	Senior Vice President, General Counsel, Human Resources, Secretary and Chief Compliance Officer